Exhibit 4.1

Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934, as Amended

Common stock, without par value, is the only class of securities of The Travelers Companies, Inc., a Minnesota corporation (the “Company”), registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The common stock is listed on the New York Stock Exchange under the symbol “TRV.”
The following description of the Company’s common stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by, reference to the Company’s Amended and Restated Articles of Incorporation (the “Articles”) and Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and the Minnesota Business Corporation Act (the “MBCA”). We encourage you to read the Articles, the Bylaws and the applicable provisions of the MBCA for additional information.
Authorized Shares of Capital Stock
The Articles authorize the issuance of 1,755,000,000 shares of capital stock, consisting of 1,745,000,000 shares of common stock, 5,000,000 undesignated shares and 5,000,000 preferred shares. The Company’s Board of Directors is authorized to establish, from the undesignated shares, one or more classes and series of shares, to designate each such class and series and to fix the relative rights and preferences of each such class and series, provided that in no event shall the Board of Directors fix a preference with respect to a distribution in liquidation in excess of $100 per share plus accrued and unpaid dividends, if any. The Board of Directors is authorized to establish one or more classes and series of preferred shares and to designate each such class and series and to fix the relative rights and preferences of each such class and series without any restrictions.
Voting Rights
Each share of common stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Cumulative voting of shares in the election of directors is prohibited. Subject to the rights, if any, of any holders of preferred stock, each director shall be elected at a meeting of shareholders by the vote of the majority of the votes cast with respect to the director, provided that directors shall be elected by a plurality of the votes present and entitled to vote if the number of director nominees exceeds the number of directors to be elected.
Dividend Rights
The holders of common stock may receive cash dividends if declared by the Board of Directors out of funds legally available for that purpose, subject to the rights of any holders of preferred shares and any other restrictions that may be applicable to the Company.

The Company is a holding company, and its primary source for the payment of dividends is dividends from its subsidiaries. Various state laws and regulations limit the amount of dividends that may be paid to the Company by its insurance subsidiaries. The declaration and payment of future dividends to holders of common stock will be at the discretion of the Board of Directors and will depend upon many factors, including the Company’s financial position, earnings, capital requirements of its operating subsidiaries, legal requirements, regulatory constraints and other factors as the Board of Directors deems relevant. Dividends will be paid by the Company only if declared by the Board of Directors out of funds legally available, subject to any other restrictions that may be applicable to the Company.
Rights upon Liquidation
Each share of common stock is entitled to participate pro rata in distributions upon liquidation, subject to the rights of holders of preferred shares and of shares established by the Board of Directors from the undesignated shares.
Other Rights and Preferences
Holders of common stock have no preemptive or similar equity preservation rights.
Certain Anti-Takeover Effects
The following provisions of the Articles, Bylaws and the MBCA may be deemed to have an anti-takeover effect.
Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Bylaws provide advance notice procedures for shareholders seeking to bring business before the annual meeting of shareholders or to nominate candidates for election as directors at the annual meeting of shareholders and specify certain requirements regarding the form and content of a shareholder’s notice. These provisions might preclude shareholders from bringing matters before the annual meeting of shareholders or from making nominations for directors at the annual meeting of shareholders if the proper procedures are not followed.
Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock, undesignated shares and preferred shares available for issuance under the Articles could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.
Special Meetings of Shareholders; Shareholder Action by Unanimous Written Consent. Section 302A.433 of the MBCA and the Bylaws provide that special meetings of the Company’s shareholders may be called by the Company’s chief executive officer, chief financial officer, two or more directors, or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting called by shareholders for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the Company’s Board of Directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote.

Section 302A.441 of the MBCA also provides that action may be taken by shareholders without a meeting only by unanimous written consent.
Control Share Provision. Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisition of the Company’s voting stock (from a person other than the Company and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the acquiring person owning 20% or more of the Company’s voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by both (i) the affirmative vote of the holders of a majority of the shares entitled to vote, including shares held by the acquiring person, and (ii) the affirmative vote of the holders of a majority of the shares entitled to vote, excluding all interested shares. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.
Business Combination Provision. Section 302A.673 of the MBCA generally prohibits the Company or any of its subsidiaries from entering into any merger, share exchange, sale of material assets or similar transaction with a 10% shareholder within four years following the date the person became a 10% shareholder, unless either the transaction or the person’s acquisition of shares is approved prior to the person becoming a 10% shareholder by a committee of all of the disinterested members of the Board of Directors.
Takeover Offer; Fair Price. Under Section 302A.675 of the MBCA, an offeror may not acquire shares of a publicly held corporation within two years following the last purchase of shares pursuant to a takeover offer with respect to that class, including acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless (i) the acquisition is approved by a committee of the board’s disinterested directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer, or (ii) shareholders are afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.
Greenmail Restrictions. Under Section 302A.553 of the MBCA, a corporation is prohibited from buying shares at an above-market price from a greater than 5% shareholder who has held the shares for less than two years unless (i) the purchase is approved by holders of a majority of the outstanding shares entitled to vote or (ii) the corporation makes an equal or better offer to all shareholders for all other shares of that class or series and any other class or series into which they may be converted.

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